

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2010

Mr. William S. Gorin
Chief Financial Officer
MFA Financial, Inc
350 Park Avenue, 21st Floor
New York, New York 10022

> **Re:** **MFA Financial, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 11, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2010**
> **File No. 001-13991**

Dear Mr. Gorin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MFR MBS, page 27

1. We note the table on page 27, which discloses information about securities with average loan FICO of 715 or higher and those with average loan FICO below 715. Please tell us, and revise future filings to disclose, the average FICO score of the MFR MBS portfolio.

Item 8. Financial Statements and Supplementary Data

7. Repurchase Agreements, page 69

2. With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:

   · Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

   · Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

   · Describe <u>all</u> the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

   · Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

   · Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

   · Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

   · Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

·   Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

3. For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years and all quarterly periods during 2010. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Please include this disclosure in your MD&A in future filings.

4. In addition to the above, please tell us:

·   Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

·   Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

·   Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

5. If you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management's Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

13. Fair Value of Financial Instruments, page 78

6. We note your disclosure that the company's non-agency mortgage backed security valuations are *primarily* based upon readily observable market parameters. Please tell us what, if any, unobservable inputs are used in determining the fair value of your non-agency mortgage backed securities, with particular emphasis on those securities rated CCC or lower. To the extent significant unobservable inputs are used in the valuation process, explain to us how you determined it would be appropriate to classify the assets in level 2 of the fair value hierarchy rather than level 3. Additionally, please tell us what procedures management performs to ensure that inputs used by the third party pricing service are reasonable and appropriate in accordance with ASC 820.

DEFINITIVE PROXY STATEMENT FILED APRIL 6, 2010

Executive Compensation, page 20

7. We note your disclosure on page 26 regarding the comparative industry peer group used in determining incentive compensation. In future filings, please clarify if the peer group identified is also used in setting other compensation, such as base salary. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Incentive Compensation, page 24

8. We note that the compensation committee takes into consideration qualitative factors in making incentive compensation decisions, such as the individual performance of each named executive officer. In future filings, please describe in more detail the factors the committee considers in assessing individual performance and disclose how the committee's assessment resulted in the actual incentive compensation amounts awarded. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 or Karen Garnett, Assistant Director at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief